Exhibit 1

DRYSHIPS IPO PRICED AT $18 PER SHARE

ATHENS, GREECE -- (February 3, 2005) -- DryShips Inc. (Nasdaq:DRYS) announced today that its initial public offering of 13,000,000 shares of common stock has been priced at $18.00 per share. DryShips Inc. has granted the underwriters a 30-day option to purchase up to an additional 1,950,00 shares to cover over-allotments. The common stock will be quoted on the Nasdaq National Market under the symbol "DRYS" and is expected to begin trading today.

Cantor Fitzgerald & Co. acted as lead manager for the offering and the co-managers were Hibernia Southcoast Capital, Oppenheimer & Co., Dahlman Rose & Company and HARRISdirect.

A copy of the final prospectus related to this offering may be obtained from:

Cantor Fitzgerald & Co.
135 East 57th Street
New York, NY 10022
Telephone (212) 829-4803

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, and there shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

                               About DryShips Inc.

DryShips Inc. is an Athens, Greece-based provider of worldwide drybulk cargo transportation services.

Contact:
     Company Contact:
     Christopher J. Thomas
     Chief Financial Officer
     DryShips Inc.
     011-30-210-809-0570
     E-mail: mailto:management@dryships.gr
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     Investor Relations / Media:
     Nicolas Bornozis
     President
     Capital Link, Inc. (New York)
     Tel. 212-661-7566
     E-mail: mailto:nbornozis@capitallink.com
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